Exhibit 99.1

Hailiang Education Group Inc. Announces Changes of Independent Auditor

HANGZHOU, China, December 21, 2018 /PRNewswire/ -- Hailiang Education Group Inc. (Nasdaq: HLG), ("Hailiang Education" or the "Company"), an education and management service provider of primary, middle, and high schools in the PRC, announced today that its audit committee and board of directors have approved the appointment of KPMG Huazhen LLP ("KPMG") as the Company's new independent registered public accounting firm (the “Auditors”) for the fiscal year ending June 30, 2019, effective subject to the approval of shareholders at the Company’s upcoming annual general meeting.

During the two most recent fiscal years and through the subsequent interim period preceding the engagement of KPMG, the Company and Marcum Bernstein & Pinchuk LLP (“Marcum BP”) did not have any disagreements on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures that would have caused Marcum BP to make reference to the subject matter of the disagreement in connection with its reports on the Company's consolidated financial statements.

During the two fiscal years ended June 30, 2017 and 2018 and through the engagement of KPMG, KPMG issued consent of its opinion on the consolidated financial statements of the Company and subsidiaries for the year ended June 30, 2015 included in the Company’s annual report on Form 20-F filed on October 25, 2017 for the fiscal year ended June 30, 2017. Other than such engagement, during the aforementioned period, neither the Company nor anyone on its behalf consulted KPMG regarding, either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's consolidated financial statements, and neither a written report nor oral advice was provided to the Company by KPMG that KPMG concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement or a reportable event.

About Hailiang Education Group Inc.

Hailiang Education (Nasdaq: HLG) is one of the largest primary, middle, and high school educational services providers in China. The Company focuses closely on providing distinguished, specialized, and internationalized education. HLG is dedicated to provide students with high quality primary, high school, and international educational services and highly values the quality of students' life, study, and development. Hailiang Education adapts its education services based upon its students' individual aptitudes. HLG is devoted to improving its students' academic capabilities, cultural accomplishments, and international perspectives. Hailiang Education operates multilingual classrooms. Languages used include Chinese, English, Spanish, Japanese, Korean, and French. In addition, Hailiang Education has launched various diversified high-quality courses, such as Mathematical Olympiad courses, A-level courses, Australia Victorian Certificate of Education (VCE) courses, IELTS courses, TOEFL courses, as well as SAT courses. The Company has established extensive cooperative relations with more than 200 international educational institutions and universities. Hailiang Education is committed to making great efforts to provide its students with greater opportunities to enroll at well-known domestic or international universities to further their education. For more information, please visit http://ir.hailiangedu.com.

Forward-Looking Statements

This press release contains information about Hailiang Education's view of its future expectations, plans, and prospects that constitute forward-looking statements. These forward-looking statements are made under the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to the following: general economic conditions in China, competition in the education industry in China, the expected growth of the Chinese private education market, Chinese governmental policies relating to private educational services and providers of such services, health epidemics and other outbreaks in China, the Company's business plans, the Company's future business development, results of operations, and financial condition, expected changes in the Company's revenue and certain cost or expense items, its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the number of students entrusted by schools, the successful integration of acquired companies, technologies and assets into its portfolio of software and services, marketing and other business development initiatives, dependence on key personnel, the ability to attract, hire, and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property, the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights, and other risks detailed in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"). Hailiang Education may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about Hailiang Education's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, whether known or unknown, and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "will make," "will be," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "endeavor to," "is/are likely to," or other similar expressions. Further information regarding these and other risks is included in our annual report on Form 20-F and other filings with the SEC. All information provided in this press release is as of the date of this press release, and Hailiang Education undertakes no obligation to update any forward-looking statements, except as may be required under applicable law.

Contacts:

Mr. Litao Qiu

Board Secretary

Hailiang Education Group Inc.

Phone: +86-571-5812-1974

Email: ir@hailiangeducation.com

Ms. Tina Xiao

Ascent Investor Relations LLC

Phone: +1-917-609-0333

Email: tina.xiao@ascent-ir.com